131 South Dearborn Street Suite 2400 Chicago, IL 60603 (312) 460-5000 fax (312) 460-7000 www.seyfarth.com
Writer’s direct phone (312) 460-5613 Writer’s e-mail mfeldman@seyfarth.com Writer’s direct fax (312) 460-7613

September 29, 2009

VIA EDGAR

John Reynolds, Esq.
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3561
100 F Street NE
Washington, DC  20549

Re:	2020 ChinaCap Acquirco, Inc.
Amendment to Registration Statement on Form S-4
File No. 333-159252
Filed September 16, 2009

Dear Mr. Reynolds:

This letter responds to certain comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the letter from the Staff to 2020 ChinaCap Acquirco, Inc. (the “Company” or “2020 ChinaCap”) dated September 25, 2009 with respect to the above-referenced filing.

For your convenience, we have included each of the Staff’s comments in italics before each of the Company’s responses.  References in this letter to “we,” “our” or “us” mean the Company or its advisors, as the context may require.

John Reynolds, Esq. September 29, 2009 Page 2

Form S-4, filed September 16, 2009

General

Staff Comment 1:  We note your disclosure on page 185 indicating your directors following the transaction.  Please revise to include consents for each person named to be a director.  See rule 438 of Regulation C.

1.	We have filed the consents with Amendment No. 4 to the Registration Statement (“Amendment No. 4”) as Exhibits 99.1 and 99.2.

Summary, page 1

Staff Comment 2:  We note your response to prior comment one from our letter dated September 11, 2009.  We continue to note numerous references to the “New Windrace Investors” throughout the document and accordingly, reissue our comment.  Please revise the disclosure throughout your document to use the actual names of the investors and otherwise revise any disclosures that were conditional upon this investment to reflect the transaction as it now stands.

2.
We have revised Amendment No. 4 accordingly to remove the references to “New Windrace Investors except where applicable in the discussion of the Board meeting held in May 2009 to approve the acquisition, which was prior to the investment by Windtech and Wisetech. In the remaining instances of the use of the term we no longer use the term as a defined, capitalized term.

Staff Comment 3:  We note your response to prior comment three.  Please revise your page 3 discussion to disclose that Dr. Yu is a managing partner at New Horizon Capital.

3.	We have revised the disclosure on page 3 of Amendment No. 4 to provide the additional information requested.

The Board Meeting, page 71

Staff Comment 4:  Please revise to clarify the meaning of your statement that your “management team employed this methodology as it was of the view that it was standard industry practice to include the equity value of public shareholders as well as management and insiders in determining the enterprise value of companies within the sector in which Windrace operates, due to the fact that the cash raised from public shareholders subscribing for a company’s shares is regarded as material in determining the company’s value.”

4.	We have revised the disclosure on page 72 of Amendment No.4 to clarify the above statement.

John Reynolds, Esq. September 29, 2009 Page 3

Staff Comment 5:  Please clarify what you mean by “standalone” and “pro forma equity” valuations as used throughout this section.  Revise to explain how you calculated them and how they are relevant to your opinion.

5.	We have revised the disclosure on page 72 of Amendment No.4 to clarify the method of determination and use of the standalone and pro forma equity valuations.

Staff Comment 6:  Please revise to explain that, under the methodology being used here, the “pro forma” value increases based on the number of shares being issued in the transaction even if the number of shares is unrelated to the underlying enterprise values.  See prior comment nine.

6.	We have revised the disclosure on page 72 of Amendment No.4 to provide the requested explanation.

Beneficial Ownership of Securities, page 193

Staff Comment 7:  Please revise to disclose the control person(s) for Arrowgrass Capital Partners(US) LP and indicate any relationships between you, your officers and directors, their affiliates, and Arrowgrass.  Also, in an appropriate section, revise to discuss any role the foregoing parties played in soliciting these purchases or any contacts they may have had with Arrowgrass.  Finally, address whether Arrowgrass is part of any group within the meaning of the federal securities laws.  In this regard we note that Arrowgrass shares an office suite with the company based on the address listed, please advise.

7.
We have corrected Arrowgrass’ address on page 193 of Amendment No. 4 consistent with the address provided in their SEC filings to clarify that they do not share a suite with the Company.  None of the Company, Windrace, their respective officers and directors nor their respective affiliates had any role in soliciting Arrowgrass’ purchases of the Company’s common stock, nor, to the knowledge of the Company, do any of such persons have an affiliation or relationship with Arrowgrass.  To the knowledge of the Company, Arrowgrass is not part of a “group.”

Staff Comment 8:  We note your response to our prior comment 18.  Please revise your tabular presentation to present Wisetech’s and Windtech’s holdings collectively as a group.

8.	We have revised the tabular presentation on pages 196-198 of Amendment No. 4 to present Wisetech’s and Windtech’s holdings collectively as a group.

Signatures

Staff Comment 9:  Please revise to have Exceed Company Ltd. and its officers and directors sign your document.

9.	Exceed and its officers and directors have signed Amendment No. 4 on page II-9.

John Reynolds, Esq. September 29, 2009 Page 4

The Company appreciates the Staff’s comments with respect to the Registration Statement and would like to provide any assistance necessary for the Staff to expedite the review process.  Comments or questions regarding this letter may be directed to the undersigned at (312) 460-5613 or by fax to 312-460-7613 or to Mark Katzoff of our office at (617) 946-4887 or by fax to 617-790-5356.

Very truly yours,
SEYFARTH SHAW LLP
/s/ Michel J. Feldman
Michel J. Feldman

MAK:mto
cc:	G. George Lu
Mark A. Katzoff, Esq.